CHRISTOPHER T. WEBER

Senior Vice President and Chief Financial Officer

January 3, 2014

H. Roger Schwall

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Parker Drilling Company
Form 10-K for Year End December 31, 2012
Filed on March 1, 2013
File No. 001-07573

Dear Mr. Schwall:

Set forth below is the response of Parker Drilling Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that appeared in the Staff’s letter dated December 20, 2013 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 1, 2013. For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response to such comments.

General

1.	We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Please tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows.

We reviewed and considered the guidance in Section IV of SEC Release No. 33-8350 when addressing the underlying reasons for material changes in our operating cash flows. The most significant changes in operating cash flows were changes in net income and the $170 million impairment charge and related tax benefit recognized in 2011, the reasons for which were discussed in detail under results of operations. Additionally, we considered the impact of the cash flow changes in assets and liabilities, the most significant of which were changes in accounts payable and accrued liabilities in 2011 as a result of our significant construction work on our two Alaska rigs and work on the customer-owned Berkut and BP Liberty rigs. These projects were discussed elsewhere in the 10-K, including in MD&A; therefore, we did not believe that additional duplicative disclosure was warranted.

United States Securities and Exchange Commission

January 3, 2014

For future filings, the Company will continue to consider the guidance of Section IV of SEC Release No. 33-8350 and make the appropriate disclosures to clarify the significant drivers of the variability of operating cash flows when they occur.

2.	We note that your 9.125% senior notes are guaranteed by substantially all of your restricted subsidiaries. These guarantees are described in your Form 10-K as full and unconditional and joint and several among the guarantors. Please tell us how you considered providing disclosure in your Form 10-K describing any qualifications to the subsidiary guarantees. For example, disclosing the circumstances on how they could be released.

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b, and in Sections 2510.4 and 2510.5 of the Division of Corporate Finance Financial Reporting Manual. We understand that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10(f) of Regulation S-X when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. The indentures governing our 9.125% senior notes provide that the guarantees of our subsidiary guarantors will be released in the following circumstances. We view each as customary and consistent with the circumstances described in Section 2510.5 of the Financial Reporting Manual:

•	in connection with any sale or other disposition of all or substantially all of the assets of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) a subsidiary of the Company;

•	in connection with any sale of such amount of capital stock as would result in such guarantor no longer being a subsidiary to a person that is not (either before or after giving effect to such transaction) a subsidiary of the Company;

•	if the Company designates any restricted subsidiary that is a guarantor as an unrestricted subsidiary;

•	if the guarantee by a guarantor of all other indebtedness of the Company or any other guarantor is released, terminated or discharged, except by, or as a result of, payment under such guarantee; or

•	upon legal defeasance or covenant defeasance (satisfaction and discharge of the indenture).

For future filings, we will revise our disclosure to describe that the debt is fully and unconditionally guaranteed by our material subsidiaries subject to certain customary release provisions, and we will describe those specific release provisions.

***

5 Greenway Plaza, Suite 100 - Houston, Texas 77046 - 281-406-2000

United States Securities and Exchange Commission

January 3, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (281) 406-2000 or Kelly B. Rose at (713) 229-1796.

Very truly yours,

/s/ Christopher T. Weber
Christopher T. Weber Senior Vice President and Chief Financial Officer

cc:	Kelly B. Rose, Baker Botts L.L.P.
Andy Cabble, KPMG
Stephen Dabney, KPMG
Gary Rich
Philip Schlom
Leslie Nagy
Jon-Al Duplantier
Ed Menger

5 Greenway Plaza, Suite 100 - Houston, Texas 77046 - 281-406-2000